                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                 -----------------------------------------------
                 (Translation of registrant's name into English)

             3, AVENUE ANDRÉ MALRAUX, 92300 LEVALLOIS-PERRET, FRANCE
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F  X                                Form 40-F
                   ---                                         ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                         No  X
             ---                                        ---

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                         No  X
             ---                                        ---

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                         No  X
             ---                                        ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Non-binding English language translation of the terms and conditions of New
Bonds, in connection with the Exchange Offer of the New Bonds which received a visa of the French AUTORITÉ DES MARCHES FINANCIERS on 7 February
2005 under number 05-067

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         ALSTOM

Date: February 10, 2005                  By: /S/ HENRI POUPART-LAFARGE
                                             ------------------------------
                                             Name:  Henri Poupart-Lafarge
                                             Title: Chief Financial Officer

The following is a non-binding  English  language  translation  of the terms and conditions  of the New Bonds.  The binding  terms and  conditions  in the French language are published in the NOTE D'INFORMATION prepared in connection with the
Exchange Offer of the New Bonds which received a visa of the French AUTORITÉ DES
MARCHES FINANCIERS on 7 February 2005 under number 05-067.

The following materials make reference and relate in part to a proposed Exchange
Offer for New Bonds to be issued by ALSTOM.  The  securities  mentioned in these materials  have not been and will not be  registered  under  the  United  States
Securities Act of 1933, as amended, and may not be offered or sold in the United
States absent  registration or exemption from registration  under the Securities
Act. The Exchange Offer is not being made, directly or indirectly, in the United
States and is not  available to persons  located in the United States or to U.S.
persons. These materials are not an offer to sell securities or the solicitation of an  offer  to buy  securities,  nor  shall  there  be any  offer  or  sale of securities  in any  jurisdiction  in which such offer or sale would be unlawful.
The  Exchange  Offer is not capable of  acceptance  from persons in a country in which the Exchange Offer is subject to restrictions  and is not aimed,  directly or indirectly, at persons subject to such restrictions.

                      TERMS AND CONDITIONS OF THE NEW BONDS

1    AUTHORISATIONS

     In a meeting held on 26 January  2005,  after  acknowledging  the principal terms of the  transaction,  the board of  directors  of ALSTOM  decided  to
     undertake   the   issuance   of  one  or  more   bonds  in  an  amount  not
     exceeding €1 billion.

     To this end, the board of directors delegated all powers to its Chairman to carry  out  the  Exchange  Offer,  determine  the  characteristics  and the definitive terms of the New Bonds and to carry out their issuance.

     The  Chairman,  in a  decision  dated 7 February  2005,  decided to use the delegation  granted by the board of  directors  in order to  undertake  the issuance of the New Bonds (the terms and  conditions of which are described hereinafter)  to be delivered in exchange for Existing  Bonds  submitted in the Exchange  Offer.  If  necessary,  another  decision  will be taken with respect to the possible issuance of the Additional Bonds.

2    ISSUE SIZE AND DENOMINATION OF THE NEW BONDS, PROCEEDS OF THE ISSUE

     The aggregate  principal amount to be issued shall be determined  according to the number of New Bonds to be issued  (which  itself will be  determined according to the number of Existing  Bonds  submitted for exchange) and the number of any  Additional  Bonds that may be issued.  ALSTOM  reserves  the possibility  of waiving its right to withdraw the Exchange  Offer the event that the principal amount of Existing Bonds submitted in the Exchange Offer by institutional investors is less than €300 million.

     This issue will be represented by bonds having a denomination of €1 each.

     The final  number of New Bonds  issued  shall be published in the BALO on 2
     March 2005.

3    INTERNATIONAL OR OVERSEAS TRANCHES

     The issue of New Bonds in the  Exchange  Offer  will be made in France  and internationally.

4    PREFERENTIAL SUBSCRIPTION RIGHTS

     There are no preferential subscription rights in respect of this issue.

5    PLACEMENT OF THE NEW BONDS - RESTRICTIONS

     In the Exchange  Offer,  the New Bonds will not be placed on any particular market but will be delivered in exchange for Existing Bonds

6    PLACEMENT AND SUBSCRIPTION AGENTS

     As the  New  Bonds  will  be  issued  as  part  of an  exchange  offer,  no institution has been designated as a placement or subscription agent.

7    FORM AND DELIVERY OF THE NEW BONDS

     The New Bonds are being issued  under  French law. No physical  document of title (including without  limitation  CERTIFICATS  REPRÉSENTATIFS)  will be issued  in  respect  of the New  Bonds,  pursuant  to  article  7 of decree
     n°83-359 of 2 May 1983.

     They  shall be in  dematerialised  registered  (NOMINATIF)  or  bearer  (AU
     PORTEUR) form, at the option of the relevant holder,  and in a denomination of €1.

     Pursuant to article L.211-4 of the French CODE MONÉTAIRE ET FINANCIER,  the
     New Bonds shall be registered in an account held by an account  holder (the
     "ACCOUNT  HOLDER"),  who will be, as applicable:

        o BNP  Paribas  Securities  Services,  appointed  by  ALSTOM  for  fully registered bonds (obligations nominatives pures);

        o an authorised  intermediary selected by the relevant holder, for bonds
          in    administered    registered   form    (obligations    nominatives
          administrées); or

        o an authorised  intermediary selected by the relevant holder, for bonds in bearer form (OBLIGATIONS AU PORTEUR).

     The New Bonds have been accepted for  clearance  through  Euroclear  France
     S.A,  Clearstream  Banking,   SOCIÉTÉ  ANONYME,   Luxembourg  ("CLEARSTREAM
     LUXEMBOURG") and Euroclear Bank S.A/N.V.  ("EUROCLEAR"), as operator of the
     Euroclear System. The New Bonds will on the Settlement Date be inscribed in the books of  Euroclear  France  which  shall  credit the  accounts  of the
     Account   Holders,   including  the  depository  banks  for  Euroclear  and
     Clearstream Luxembourg.

     "Account   Holder"  shall  mean  any  authorised   financial   intermediary
     institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France,  and includes the depository banks for
     Euroclear  Bank  S.A./N.V.,  as  operator  of  the  Euroclear  System,  and
     Clearstream Luxembourg.

     The New Bonds will be free to trade as from the Settlement Date.

8    ISSUE PRICE

     The issue price of each New Bond will be  determined on 16 February 2005 at
     16:00,  Paris  time.  This price  shall be  fully-paid  by  delivery of the
     Existing Bonds exchanged to the Exchange Offer.

9    ISSUE DATE

     3 March 2005.

10   SETTLEMENT DATE

     3 March 2005.

11   INTEREST

     The New  Bonds  shall  bear  fixed  interest  per  annum,  which  shall  be determined on 16 February 2005 at 16:00,  Paris time. These New Bonds shall bear interest from and including 3 March 2005 (the  "INTEREST  COMMENCEMENT
     DATE")  payable  annually  in  arrears  on 3 March  in each  year  (each an
     "INTEREST  PAYMENT DATE") commencing on 3 March 2006. The period commencing on and including the Interest Commencement Date and ending on but excluding the first Interest  Payment Date and each successive  period  commencing on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date is called an "INTEREST PERIOD".

     The New  Bonds  will  cease to bear  interest  from the date set for  their redemption,  unless ALSTOM does not make due provision for their redemption on said  date.  In such  case,  interest  will  continue  to  accrue on the principal  of the New Bonds at their  coupon  rate (both prior to and after any court decision) until the earlier of (a) the date on which all sums due to the  bondholders  in  respect of the New Bonds up to that date have been received  by or on  behalf  of such  holders  and (b) the date on which the
     Paying  Agent has  notified  bondholders  in  accordance  with  section  26
     ("Notices")   hereinafter  that  it  has  received  all  sums  due  to  the bondholders in respect of the New Bonds up to that date.

     If  interest is  required  to be  calculated  for a period of less than one year,  it will be  calculated  on the  basis of a day  count  fraction  the numerator of which is the number of days in the  relevant  period (from and including the date on which interest begins to accrue, and to but excluding the date on which it falls due) and the  denominator of which is the number of  days  in the  Interest  Period  in  which  the  relevant  period  falls
     (including  the first day,  but  excluding  the last day, of such  Interest
     Period).

     Claims for the  payment of  interest  shall be  prescribed  five years from their due date for payment.

12   REDEMPTION

     12.1 REDEMPTION AT MATURITY

          The New Bonds will be redeemed in whole on 3 March 2010 at par.

          Claims for the payment of principal  shall be prescribed 30 years from their due date of redemption.

     12.2 EARLY REDEMPTION

          Subject to section 12.3 ("Redemption for tax reasons"), ALSTOM may not redeem the New Bonds prior to maturity.

          ALSTOM shall have the right at any time to  repurchase or exchange all or a portion of the New Bonds on the open market,  over-the-counter or by way of a public  exchange offer in accordance  with applicable law.
          Any New  Bond so  repurchased  or  exchanged  shall be  cancelled  and accordingly may not be reissued or resold.

          Information on the number of New Bonds so repurchased or exchanged and the number of New Bonds outstanding shall be communicated  annually to
          Euronext Paris for public  information and may be obtained from ALSTOM or from  the  financial  institution  responsible  for  administrative services in respect of the New Bonds.

     12.3 REDEMPTION FOR TAX REASONS

          (a) If,  by reason  of a change  in  French  law or any  change in the official  application or  interpretation of such law which becomes effective after the issue date of the New Bonds, ALSTOM would not, on the next date on which a payment of  principal  or  interest in respect  of the New  Bonds is due,  be able to make  such  payment without  having  to pay  additional  amounts  as  specified  under section 22.3 ("Payment of additional  amounts") below, ALSTOM may, at any time, subject to having given notice to the bondholders not more than 45 days and not fewer than 30 days prior to such payment
              (which notice shall be  irrevocable) in accordance with section 26
              ("Notices"),  redeem all,  but not some only,  of the New Bonds at their principal  amount together with accrued interest to the date set for redemption,  provided that the redemption date set in such notice  shall be no earlier  than the latest  practicable  date on which ALSTOM could make payment of principal and interest  without withholding for French taxes.

          (b) If ALSTOM would,  on the next date on which a payment of principal or interest in respect of the New Bonds is due,  be  prevented  by
              French  law from  making  payment to the  bondholders  in the full amount then due and payable,  notwithstanding  the  undertaking to pay  additional  amounts as set forth in section 22.3 ("Payment of additional  amounts"),  ALSTOM shall forthwith give notice of such fact to the Principal  Paying Agent and ALSTOM  shall,  subject to having  given  not  more  than 45 days and not  fewer  than 7 days irrevocable  notice to the  bondholders in accordance with section
              26  ("Notices"),  forthwith  redeem all, and not some only, of the
              New Bonds then outstanding at their principal amount together with accrued  interest,  provided that the redemption  date set in such notice shall be the latest  practicable date on which ALSTOM could make payment on the total  amount due under the New Bonds  without withholding for French taxes or, if such date has passed,  as soon as practicable thereafter.

     12.4 EARLY REDEMPTION OF THE NEW BONDS UPON AN EVENT OF DEFAULT

          If  any of the following events (each an "EVENT OF DEFAULT") occurs:

          (a) any amount of  principal  of, or interest on, any New Bonds is not paid on the due date  thereof  and such  default  is not  remedied within a period of 14 days from such due date; or

          (b) any other obligation of ALSTOM under the New Bonds is not complied with or performed  within a period of 30 days after receipt by the
              Principal  Paying Agent of written notice of such default given by the  Representative  of  the  MASSE  (as  defined  in  section  21
              ("Representation of the holders of New Bonds") below); or

          (c) (i) any other present or future  indebtedness  of ALSTOM or any of its  Principal  Subsidiaries  for  borrowed  monies (a  "FINANCIAL
              DEBT")  becomes due and payable prior to its stated  maturity as a result of a default  thereunder,  or (ii) any Financial Debt shall not be paid  when due  after  allowing  for any  applicable  grace period,  or (iii) any steps shall be taken to enforce any security in respect of a Financial Debt, or (iv) any guarantee or indemnity given by ALSTOM or any of its  Principal  Subsidiaries  for, or in
              respect  of,  the   indebtedness   of  others  (other  than  Group
              Guarantees given in accordance with the provisions relating to the definition of "PROJECT FINANCE  INDEBTEDNESS"  below) shall not be honoured when called and due;  provided that the aggregate  amount of the relevant  Financial  Debt,  guarantees  and  indemnities in respect  of which one or more of the events  described  above have occurred equals or exceeds €35,000,000 (or its equivalent in other currencies) unless ALSTOM or any such Principal Subsidiary, as the case  may be,  is  contesting  in good  faith  and by  appropriate proceedings  before a competent  court that the Financial Debt was due or that such guarantee or indemnity was callable,  as the case may be; or

          (d) ALSTOM makes any proposal for a general  moratorium in relation to its Financial  Debt,  applies for the appointment of a conciliator
              (CONCILIATEUR),   enters  into  an  amicable   settlement  (ACCORD
              AMIABLE) with its main creditors,  or a judgment is issued for the judicial liquidation  (LIQUIDATION JUDICIAIRE) or judicial sale of
              ALSTOM  (CESSION  TOTALE  DE  L'ENTREPRISE)   or,  to  the  extent
              permitted  by  applicable  law,  ALSTOM  is  subject  to any other insolvency  or  bankruptcy  proceedings  or is  unable  to pay its debts;

          then the  Representative  of the  MASSE  (as  defined  in  section  21
          ("Representation of the holders of New Bonds") below) may:

              (i)  in the  case of (b) and (c)  above,  upon the  decision  of a
                   general   meeting  of  bondholders   held  according  to  the
                   applicable rules regarding quorum and majority; and

              (ii) in the case of (a) and (d)  above,  upon the  request  by the holders  of New Bonds  representing  not less than 10% of the principal amount of the New Bonds then outstanding,

          upon written  notice  delivered by  registered  mail to the  Principal
          Paying  Agent and ALSTOM and before  such Event of Default  shall have been cured, cause all New Bonds then outstanding to become immediately due and  payable,  whereupon  they shall  become  immediately  due and payable,  at their principal amount together with any accrued interest thereon, without further formality.

          For the purposes of paragraph (c) above and the definition of "PROJECT
          FINANCE INDEBTEDNESS" (as defined below):

          o   the "ASSETS" of any Person means all or any part of its  business, undertaking,  property,  assets,  revenues (including any right to receive revenues) and uncalled capital, wherever situated;

          o   an  "AFFILIATE"  of any  Person  means any  Subsidiary  or holding company of such  Person,  or any  Subsidiary  of any such  holding company,  or any  other  Person in which  that  Person or any such holding  company  or  Subsidiary  owns at least  20% of the  share capital;

          o   an "AGENCY" of a country includes any agency,  authority,  central
              bank,   department,   government,   legislative  body,   minister,
              ministry,   official  or  public  or  state   authority   (whether
              autonomous  or not)  of such  country  or of any  other  political subdivision of such country;

          o   a Person is  considered  "CONTROLLED"  by  another  Person if that other Person  (whether  directly or indirectly  and whether by the ownership  of share  capital,  the  possession  of  voting  power, contract or otherwise)  has the power to appoint and/or remove all or the  majority of the members of the board of  directors  or any other  governing body of that Person or otherwise  controls or has the power to control the affairs and policies of that Person;

          o   "INDEBTEDNESS" includes, with respect to any Person (the "RELEVANT
              PERSON"),  any obligation  (whether  present or future,  actual or
              contingent,   secured  or  unsecured,  as  principal,   surety  or
              otherwise) (a) of the Relevant Person for the payment or repayment of money or (b) of any other  Person for the payment or  repayment of money  secured by  Security on Assets of the  Relevant  Person, whether  or not the  Relevant  Person is liable in  respect of any obligation so secured;

          o   "PROJECT FINANCE  INDEBTEDNESS"  means any Indebtedness to finance the ownership, acquisition,  development, operation or maintenance of an asset or business (a "PROJECT"):

              (i)  which  is  incurred  by a  special  purpose  vehicle  ("SPV")
                   (whether  or not  such  SPV is a  member  of the  Group  or a
                   Subsidiary or an Affiliate of such a member) and:

                   o    whose  principal  Assets and business are constituted by
                        the ownership,  acquisition,  development,  operation or
                        maintenance   of  the   Project,   either   directly  or
                        indirectly  through one or more other SPVs  incorporated
                        solely for the purpose of, and whose assets and business
                        are   constituted   by,  the   ownership,   acquisition,
                        development,  operation  or  maintenance  of the Project
                        (each a "PROJECT ENTITY"); and

                   o    whose   liabilities   in   respect   of   the   relevant
                        Indebtedness  are not directly or indirectly the subject
                        of  a  Group  Guarantee   (other  than  as  provided  in
                        sub-paragraph (ii) below); and

              (ii) in respect of which the Person(s)  making or making available such  Indebtedness (the "LENDER") has no recourse against any member of the Group or any  Subsidiary or Affiliate of such a member  (other than the SPV  described in  sub-paragraph  (i)
                   above) for the payment or  repayment  of any sum  relating to such Indebtedness, other than recourse:

                   (a)  in   respect   of   contributions   to  the  equity  (or
                        equivalent) of a Project Entity; and/or

                   (b)  a Project  Entity where such sum is limited to the total cash flow  (other  than  historic  cash  flow)  from the
                        Project; and/or

                   (c)  to a Project  Entity for the sole  purpose  of  enabling amounts  due  in  respect  of  that  Indebtedness  to be
                        recovered through the enforcement of Security granted to
                        the Lender over the Assets  constituting  the Project or
                        the  revenues,  cash  flow or  other  proceeds  deriving
                        therefrom  (or  rights  given  by any  shareholder  in a
                        Project Entity over its shares in the Project Entity) to
                        secure that Indebtedness,  provided that: (x) the extent
                        of such recourse to a Project  Entity is limited  solely
                        to  the  amount  of any  recoveries  made  on  any  such
                        enforcement,  and (y) the  Lender  is not  entitled,  by
                        virtue  of  any  right  or  claim  arising  out of or in
                        connection   with   such   Indebtedness,   to   commence
                        proceedings  for  the  winding-up  or  dissolution  of a

                        Project Entity or to appoint or procure the  appointment
                        of any receiver,  trustee or similar  person or official
                        in  respect  of a Project  Entity  or any of its  Assets
                        (save  for  the  Assets  that  are the  subject  of such
                        Security); and/or

                   (d)  to a  Project  Entity  or a member  of the  Group or any
                        Subsidiary or Affiliate of such a member, which recourse
                        is limited to a claim for damages (other than liquidated
                        damages)  for  breach  of an  obligation  (other  than a
                        payment  obligation or an obligation to procure  payment
                        by another or an indemnity or an obligation to comply or
                        to  procure  compliance  by another  with any  financial
                        ratios  or other  tests  of  financial  condition)  by a
                        Person against whom recourse is available; and/or

                   (e)  to any  Security  or  covenant  to pay  provided  by any member of the Group or any  Subsidiary  or  Affiliate of
                        such a member  in  exchange  for the  transfer  to it of
                        Assets in the form of cash (excluding, for the avoidance
                        of doubt, the distribution of dividends to any member of
                        the  Group  or any  Subsidiary  or  Affiliate  of such a
                        member) of a Project Entity, provided that such security
                        or covenant  provided  in exchange  for such Assets does
                        not have a value  greater  than the market value of such
                        assets at the time of the transfer;

          o   "SUBSIDIARY"  means,  in relation to another  Person (its "HOLDING
              COMPANY")  and at any  particular  time,  any Person  that is then directly or indirectly Controlled, or more than 50% of whose share capital is then  beneficially  owned,  directly or indirectly,  by that other Person;

          o   a  "PRINCIPAL  SUBSIDIARY"  means,  at any  particular  time,  any
              Subsidiary   of  ALSTOM  which   represents  5%  or  more  of  the
              consolidated  revenues of the Group for the fiscal year in respect of which such accounts were prepared,  provided that, in the event a Principal  Subsidiary  transfers all or substantially all of its assets to another member of the Group,  the transferor shall cease to be a  Principal  Subsidiary  and the  transferee,  if it is not
              already  a  Principal   Subsidiary,   shall   become  a  Principal
              Subsidiary with immediate effect;

          o   "GUARANTEE"  also  includes  any  indemnity,  as well as any other obligation  (however  called)  of a  Person  to pay,  purchase  or provide funds (whether by the advance of money, the purchase of or subscription  for  shares or other  securities,  the  purchase  of
              Assets  or  services,  or  otherwise)  in order to pay,  indemnify against  the  consequences  of  default  in  the  payment  of,  or otherwise be responsible for, any Indebtedness of another Person;

          o   a "GROUP  GUARANTEE" means a Guarantee  granted by any member of a
              Group or by any  Subsidiary  or Affiliate of such a member  (other than an SPV as  defined  in  paragraph  (i) of the  definition  of
              "PROJECT FINANCE INDEBTEDNESS" above);

          o   "GROUP"  means,  at any  particular  time,  ALSTOM  and all of its consolidated Subsidiaries;

          o   a  "PERSON"   includes  any  individual,   company,   corporation,
              enterprise, partnership, joint venture, association, organisation, trust,  country or Agency of a country  (in each case,  whether or not having separate legal personality);

          o   "SECURITY"  includes any mortgage,  pledge,  lien,  hypothecation, charge or any other form of security  interest (SÛRETÉ RÉELLE) and any other agreement or arrangement  having  substantially the same effect  (including any "flawed asset"  arrangement),  and the term
              "SECURED" is to be construed accordingly.

     12.5 EARLY REDEMPTION OF THE NEW BONDS AT THE OPTION OF THE HOLDER

          (a) Upon a change of control

              If, at any time while any of the New Bonds remain  outstanding,  a
              Change of Control (as defined below)  occurs,  then each holder of
              New Bonds  shall  have the right to require  ALSTOM to  repurchase such  holder's New Bonds in whole or in part,  for a cash purchase price  equal to 101% of the  principal  amount of such New  Bonds,
              plus  any  accrued  and  unpaid   interest  to  the  date  of  the
              redemption.

              ALSTOM  shall  notify the holders of New Bonds as soon as possible upon becoming aware of a Change of Control,  by a notice published in the BULLETIN DES ANNONCES LÉGALES  OBLIGATOIRES,  or BALO. This
              information  shall also be the subject of a notice  published in a newspaper  having  a  national  circulation  in  France  and  in a financial  newspaper  having a national  circulation  in the Grand
              Duchy  of  Luxembourg  and  also be the  subject  of a  notice  of
              Euronext Paris. Such notices shall mention among other matters the date of the Change of  Control  and the  period  during  which the early redemption of New Bonds may be requested.  This period shall comprise at least 10  consecutive  business  days between the 10th and the 40th days following the publication  date of the notice in the BALO.

              Any holder of New Bonds wishing to have its bonds repurchased,  in whole or in part, must give notice,  by no later than the last day of such period announced as above, to the  intermediary  with whom the  bonds  are  held,  who  shall  transmit  such  notice  to the institution in charge of the  centralisation  of the paying agency services of the bonds.

              Once the notice has been  presented  by the holder of New Bonds to
              the  intermediary   with  whom  the  bonds  are  held,  the  early
              redemption request will be irrevocable and ALSTOM shall be obliged to  repurchase  all  New  Bonds  mentioned  in each  request  made pursuant to the  conditions  above no later than the 10th business day  following  the  last  day  of  the  early  redemption  period described above.

              A  "CHANGE  OF  CONTROL"   means  one  or  more   individuals   or
              institutions,  acting alone or in concert,  who did not previously
              control  ALSTOM,   who  acquires  control  of  ALSTOM,   it  being
              understood  that, for the purposes of this  definition,  "CONTROL"
              means holding (directly or indirectly through companies controlled by the  person(s)  concerned)  more than 50% of the voting  rights attaching to ALSTOM's shares.

          (b) Upon a total or  quasi-total  voluntary  cessation of the Issuer's business

              In the event  that  ALSTOM  voluntarily  ceases to carry on all or substantially  all of its business,  except in  connection  with a merger,  amalgamation or other form of  reorganisation  (including
              FUSION,  SCISSION or APPORT PARTIEL  D'ACTIFS) in connection  with which (i) the legal entity surviving such merger,  amalgamation or reorganisation or, as applicable, the legal entity to which all or substantially all of ALSTOM's business shall have been transferred shall have assumed all of the  liabilities of ALSTOM under the New
              Bonds and (ii) the creditworthiness of such surviving legal entity immediately following such merger,  amalgamation or reorganisation is not materially  weaker than that of ALSTOM  immediately  before
              such   merger,   amalgamation   or   reorganisation,    then   the
              Representative   of  the  MASSE  (as   defined   in   section   21
              ("Representation of the holders of New Bonds") below) shall, if so requested by any holder of New Bonds,  upon written  notice to the
              Principal  Paying  Agent  given on  behalf  of such  holder of New
              Bonds, request the repurchase of the New Bonds held by such holder
              at  101%  of  the  principal   amount  of  the  New  Bonds  to  be
              repurchased,  plus any accrued and unpaid  interest to the date of the repurchase, without further formality.

13   YIELD TO MATURITY AT THE SETTLEMENT DATE

     The yield to maturity shall equal     % on the Settlement Date.

     In the French  bond  market,  the yield to  maturity  of an issue means the annual rate at which,  at a given date, and assuming  compound  interest at this  rate,  the  present  value of  amounts  to be paid for a bond and the present  value  of  amounts  to be  received  under  such  bond  are  equal
     (definition of the COMITÉ DE NORMALISATION OBLIGATAIRE).

     The yield to  maturity  set forth in this  section  is only  relevant  with respect to a subscriber who holds the bonds until final redemption.

14   MATURITY

     Five years from the Settlement Date.

15   FURTHER ISSUES AND CONSOLIDATION

     ALSTOM,  from time to time  without  the  consent of the  bondholders,  may create and issue further bonds,  with the benefit of a supplemental  fiscal agency  agreement,  that are  fungible  (ASSIMILABLES)  with the New Bonds, provided  that such bonds and the New Bonds carry rights that are identical in all respects (or in all respects  save in respect of the first  interest payment date) and that the respective  terms of such bonds provide for such fungibility.

     ALSTOM, from time to time without the consent of the bondholders, may also, upon giving not less than 30 days prior notice,  consolidate  the New Bonds with one or more prior issues of other bonds (the "OTHER  BONDS") issued by it,  provided  that such  Other  Bonds  have,  in  respect  of all  periods subsequent to such consolidation,  the same terms and conditions as the New
     Bonds.

16   STATUS OF THE NEW BONDS

     The  New  Bonds  constitute  direct,   unconditional,   unsubordinated  and
     unsecured  obligations  of ALSTOM  and rank and will  rank  PARI  PASSU and without any preference  among  themselves and (subject to exceptions as are mandatory  under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of ALSTOM.

17   NEGATIVE PLEDGE

     ALSTOM  undertakes  that,  for so long as one of the New  Bonds has not yet been  redeemed  or  cancelled,  it will not create or permit to subsist any mortgage,  pledge,  lien,  charge or any other  form of  security  interest
     (SÛRETÉ  RÉELLE) on any of its  present  or future  assets or  revenues  to secure any Relevant  Debt (as defined  below) or any guarantee or indemnity in respect of any Relevant Debt unless,  at the same time or prior thereto,
     ALSTOM's  obligations  under the New Bonds are equally and rateably secured therewith.

     For the purposes of this  paragraph,  "RELEVANT  DEBT" means any present or future  indebtedness  of  ALSTOM  for  borrowed  monies  in the form of, or represented  by,  bonds  (OBLIGATIONS)  which are or are  capable  of being listed or traded on a regulated securities market (MARCHÉ RÉGLEMENTÉ).

18   GUARANTEES

     The due and punctual payment of interest,  principal,  taxes,  expenses and incidental  charges  in  respect  of the New  Bonds is not  subject  to any guarantee.

19   UNDERWRITING

     Not applicable.

20   RATING

     A rating has not been requested for the New Bonds.

21   REPRESENTATION OF THE HOLDERS OF NEW BONDS

     Pursuant  to  article  L.228-46  of the  French  Commercial  Code  (CODE DE
     COMMERCE), the holders of New Bonds will be grouped in a MASSE having legal personality.

     Pursuant  to  article  L.228-47  of such  Code,  the  following  person  is
     appointed   as   representative   of  the   holders   of  New  Bonds   (the
     "REPRESENTATIVE OF THE MASSE"):

   Association de représentation des masses de titulaires de valeurs mobilière
                           Centre Jacques Ferronnière
                       32, rue du Champ de Tir, B.P. 81236
                              44312 Nantes, Cedex 3
                represented by its President Mr. Alain Foulonneau
                          domiciled at the same address

     Only the appointed representative of the MASSE shall have the power to take all  management  actions  necessary  on behalf  of the MASSE to defend  the common interests of the holders of New Bonds.

     The  representative  shall carry out its functions  until its  dissolution, resignation,  termination of its  appointment  by a general  meeting of the holders of New Bonds or until it becomes unable to act or has a conflict of interest.

     The appointment of the representative shall terminate  automatically on the date of final redemption in full, whether early or at maturity,  of the New
     Bonds.  Such appointment  shall, if applicable,  be automatically  extended until the final  resolution of any proceedings in which the  representative may be  involved  and  the  enforcement  of any  judgments  or  settlements relating thereto.

     ALSTOM  shall pay the  appointed  representative  of the MASSE an amount of
     €610  per  annum,  payable  on 3  March  of  each  year  from  2006 to 2010 inclusive, provided that New Bonds remain outstanding at each such date.

     Meetings of the holders of New Bonds shall be held at the registered office of  ALSTOM  or at such  other  place  as may be  specified  in the  notices relating to such meetings.

     Each holder of New Bonds or  representative  thereof  shall have the right, during the 15-day period prior to any general  meeting of  bondholders,  to inspect  and  make a copy of the  text  of the  resolutions  which  will be proposed and of any reports which will be presented at such meeting, at the registered office or administrative headquarters of ALSTOM or at such other place as may be specified in the notice relating to such meeting.

     In the event of further issues of bonds having identical rights to those of the New  Bonds,  and  provided  the terms and  conditions  of such bonds so permit,  the  holders  of bonds of all such  issues  shall be  grouped in a single MASSE.

22   TAX REGIME APPLICABLE TO THE NEW BONDS

     Payments of interest  and  principal on the New Bonds shall be made subject only to such  withholding  at source  and taxes as the law  imposes  or may impose on the holders of New Bonds.

     The following  discussion  summarises  the tax treatment  applicable  under current  French law to holders  of New Bonds.  Holders of New Bonds  should nonetheless  consult  their usual tax adviser to  determine  the tax regime applicable to their particular case.

     On 3 June  2003,  the  ECOFIN  Council  of the  European  Union  adopted  a directive  on the  taxation  of  savings  income  in the  form of  interest payments,  amended on 19 July 2004 (the  "DIRECTIVE")  and  implemented  in
     French law under article 242 TER of the CGI. Subject to the fulfilment of a number of conditions (set out in Article 17 of the Directive),  each Member
     State will be required, as from 1 July 2005, to provide the tax authorities of another Member State with detailed information  regarding any payment of interest, within the meaning of the Directive (interest, proceeds, premiums and other similar income arising from indebtedness), made by a paying agent within its jurisdiction  for the benefit of an individual  resident in that other Member State (the "INFORMATION SYSTEM").

     For the purpose of the Directive, the term "PAYING AGENT" is expected to be defined  broadly  and is  expected to include in  particular  any  economic operator  that is  responsible  for the  payment  of  interest,  within the meaning  of  the  Directive,  for  the  immediate  benefit  of  beneficiary individuals.

     However,  during a  transitional  period,  certain Member States (the Grand
     Duchy of  Luxembourg,  Belgium and Austria) may apply a withholding  tax to such interest  payments,  in lieu of the Information  System applied by the other Member States.  The rate of such  withholding  will be 15% during the first three years,  20% for the  subsequent  three years and 35% thereafter until the end of the transitional  period. In accordance with the agreement reached  by the ECOFIN  Council,  as  implemented  in the  Directive,  this transitional  period  shall end if and when the European  Community  enters into  agreements  concerning the exchange of information  upon request with several other countries (Switzerland, Liechtenstein, San Marino, Monaco and
     Andorra) and the Council of the European Union has unanimously  agreed that the United States is committed to the exchange of information upon request.

     Payments of interest  made to holders of New Bonds who are not  resident in
     France for tax purposes  are exempt from  withholding  tax,  subject to the sections set out in section 22.2.

     Holders of New Bonds who are not  residents of France for tax purposes must comply  with the tax  legislation  currently  in force in their  country of residence.

     22.1 FRENCH RESIDENTS FOR TAX PURPOSES

     1.   Individuals  holding New Bonds as part of their private assets and who do not engage in stock exchange transactions on a regular basis

          (a) Interest and redemption premium

          The income received shall be taken into account for the  determination of the taxable income of the holder.

          That income shall be either:

          -   taken into account for the  determination of the income subject to income tax at progressive  rates and subject to the general social contribution  (CONTRIBUTION SOCIALE GÉNÉRALISÉE) at a rate of 8.2%
              (5.8% of which is deductible from the aggregate  taxable  income), the 2% social  levy,  the 0.3%  contribution  in  addition  to the social levy and the 0.5%  contribution for the repayment of social debt (CONTRIBUTION POUR LE REMBOURSEMENT DE LA DETTE SOCIALE); or

          -   upon  election,  subject to a 16% levy,  in full  satisfaction  of
              French  income  tax,  to  which  are  added  the  general   social
              contribution (CONTRIBUTION SOCIALE GÉNÉRALISÉE) at a rate of 8.2%, the 2% social  levy,  the 0.3%  contribution  in  addition  to the social levy, and the 0.5% contribution for the repayment of social debt  (CONTRIBUTION  POUR LE  REMBOURSEMENT  DE LA DETTE SOCIALE),
              resulting in an effective tax rate of 27%.

          (b) Capital gains or losses

          In accordance with article 150-0 A of the CGI,  capital gains realised by individuals on the  disposition of New Bonds are taxable,  from the first euro,  provided that the aggregate amount of sales of securities
          (whether listed or not), equity  interests,  rights on such securities or equity interests,  or titles (TITRES) representing such securities, made in the course of the calendar year exceeds, per fiscal household,

          a  threshold  which  is  currently  set at  €15,000  (article  150-0 D
          11° of the CGI).

          Capital  gains  shall be subject to income tax at a flat 16% rate,  to which are added the general social contribution  (CONTRIBUTION SOCIALE
          GENERALISEE)  at a  rate  of  8.2%,  the  2%  social  levy,  the  0.3%
          contribution in addition to the social levy and the 0.5%  contribution for the repayment of social debt  (CONTRIBUTION  POUR LE REMBOURSEMENT
          DE LA DETTE SOCIALE), resulting in an effective tax rate of 27%.

          In the event a capital loss is realised  upon the  disposition  of New
          Bonds,  that  loss may be set off  against  capital  gains of the same nature  realised  during  the same  calendar  year or  during  the ten following years,  provided that the above mentioned  €15,000 threshold is exceeded in the year during which such loss was realised.

          (c) Wealth tax

          The New Bonds are part of the  taxable  assets  which are  subject  to wealth tax, if applicable.

          (d) Estate and gift tax

          New Bonds  transferred by way of inheritance or gift may be subject to
          French estate or gift tax.

      2.  Legal entities subject to French corporate tax (standard regime)

          (a) Interest and redemption premium

          Interest  accrued on New Bonds is  included  within the  beneficiary's income.

          Interest is included within the income subject to French corporate tax at a rate of 33-1/3%  (or at a reduced  rate of 15%,  applicable  to a maximum  of  €38,120 of taxable  profits  for a 12-month  period,  for companies  that  fulfil the  revenue  (CHIFFRE  D'AFFAIRES)  and share capital sections set out in article 219 I b) of the CGI).

          In  addition,  the  interest  is subject to the  following  additional contributions:

          -   a 1.5%  additional  contribution  assessed on the gross  amount of corporate  tax  (article 235 TER ZA of the CGI).  This  additional contribution  will be repealed for fiscal years ending on or after
              1 January 2006;

          -   a 3.3%  social  contribution  assessed  on  the  gross  amount  of corporate  tax  (article  235  TER ZC of the  CGI)  in  excess  of
              €763,000  for a 12-month  period.  Companies  are exempt from this contribution if their revenues (CHIFFRE  D'AFFAIRES) are less than
              €7,630,000  and if their share  capital is fully paid-up and is at least 75% held by  individuals or by a company that itself fulfils these conditions.

          (b) Capital gains or losses

          Gains or losses realised upon the disposition or the redemption of New
          Bonds are taken into  account  for the  determination  of the  taxable income of the holder.

          Capital  gains are  subject to French  corporate  tax  pursuant to the sections  set out under  paragraph  (a)  above.  Losses may be set off against taxable income.

     22.2 NON-FRENCH RESIDENTS FOR TAX PURPOSES

          (a) Interest and redemption premium

          Euro-denominated  bonds issued by French legal  entities are deemed to be issued outside France for the purposes of article 131 QUATER of the
          CGI (BOI 5 I 11-98,  Instruction 30 September 1998). As a consequence, income  derived  from New Bonds by holders  whose  fiscal  domicile or registered office is outside France is exempt from the withholding tax provided  under article 125 A III of the CGI.  Income derived from New
          Bonds is also exempt from social contributions under articles 1600-0 C
          ET SEQ. of the CGI.

          (b) Capital gains

          Persons who are not  domiciled in France for tax  purposes  within the meaning  of  article  4 B of the CGI or  whose  registered  office  is located outside France, are not subject to tax in France in respect of a gain realised upon the  disposition of the New Bonds,  provided that
          those  New  Bonds  are  not  part  of  the   assets  of  a   permanent
          establishment  or a fixed base located in France (article 244 BIS C of the CGI).

          (c) Wealth tax

          Pursuant to article 885 L of the CGI, wealth tax does not apply to New
          Bonds held by individuals  domiciled outside France within the meaning of article 4 B of the CGI.

          (d) Estate and gift tax

          New Bonds acquired by way of inheritance or gift are subject to estate and gift tax in France.

          France  has  entered  into  double  taxation   treaties  with  certain
          countries  in the areas of estate and gift tax,  whereby  residents of the countries concerned may, subject to certain conditions,  be exempt from  estate  and gift tax in France  or obtain a tax  credit in their country of residence.

          Holders of the New Bonds are advised to consult  their own tax adviser in order to  determine  whether  French  estate  and gift tax shall be applicable in their  individual  case and whether they may be exempted from French  estate and gift tax or benefit from a tax credit in their country  of  residence  by virtue  of a double  taxation  treaty  with
          France.

     22.3 PAYMENT OF ADDITIONAL AMOUNTS

          If by virtue of French legislation,  payments of principal  (including any  premium  payable  in  respect  of the  New  Bonds,  or any  other principal  amount or additional  amount) or interest in respect of any
          New Bond are subject to a deduction or withholding, present or future,
          ALSTOM  undertakes,  as far as permitted by law, to increase  payments receivable  under the New Bonds so that the  bondholders  receive  the amount that would have been entitled to receive in the absence of such deduction or withholding, provided that ALSTOM shall not be obliged to increase payments under the New Bonds where:

          (i)   the holder of New Bonds (or a third party  acting on its behalf)
                is liable in France for such taxes or duties for  reasons  other than the mere holding of New Bonds;

          (ii)  the deduction or withholding is applied to a payment made to the benefit of an individual  and is levied in  accordance  with the
                Directive  or  in  accordance  with  any  law   implementing  or
                complying  with,  or  introduced  in order to conform  to,  such
                Directive; or

          (iii) such deduction or withholding could have been avoided or reduced
                pursuant  to  provisions  of  French  tax  law   (including  tax
                treaties)  had  the  holder  of  the  New  Bonds   followed  the
                procedures provided therein for benefiting from such provisions, provided  that  ALSTOM  has  delivered  to the holder of the New
                Bonds  a  written  notification  informing  such  holder  of its intention to make such deduction or withholding,  and describing the  procedures  to be followed,  no later than ten trading days before the first  payment date in respect of which it intends to make such deduction or  withholding  (or any later date on which
                ALSTOM  shall  become  aware of the  necessity  of making such a deduction or withholding).

23   LISTING OF THE NEW BONDS

     Application  will be made to list the New  Bonds  on  Euronext  Paris.  The expected listing date is 3 March 2005.

     Application will also be made to list the New Bonds on the Luxembourg Stock
     Exchange.

24   LISTING OF SIMILAR SECURITIES ON OTHER STOCK EXCHANGES

     Not applicable.

25   RESTRICTIONS ON TRADING OF THE NEW BONDS

     The terms and  conditions of the issue are subject to  restrictions  on the negotiability of the New Bonds.

26   NOTICES

     Any  Notices  to  holders  of New  Bonds  will be  valid  if  published  in accordance  with  applicable  law (and in  particular  if  published in the
     BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES), and:

     -    so long  as the  New  Bonds  are  listed  on  Euronext  Paris  and the regulations  of Euronext  Paris and of that exchange so require,  in a
          national  daily  economic  and  financial   newspaper  having  general
          circulation  in France  (which is  expected  to be LA  TRIBUNE  or LES
          ECHOS);

     -    as long as the New Bonds are listed on the  Luxembourg  Stock Exchange and  the  rules  of that  exchange  so  require,  in a  leading  daily newspaper having general  circulation in Luxembourg (which is expected to be the LUXEMBURGER WORT).

     If any one of such  newspapers  ceases  to be  published,  or if it  cannot guarantee publication of such notice within the required time, the relevant notice  shall  be  published  in any  other  national  daily  economic  and financial  newspaper in France and in Luxembourg which the Principal Paying
     Agent deems appropriate in order to properly inform  bondholders.  Any such notice shall be deemed to have been given on the date of such  publication, or if published more than once or on different  dates, on the first date on which such publication is made.

     Notices to bondholders  may be given by delivery of the relevant  notice to
     Euroclear  Bank  S.A./N.V.,   Clearstream  Banking  S.A.,   Luxembourg  and
     Euroclear France for communication to entitled account holders.

27   PAYING AGENCY AND ADMINISTRATIVE SERVICES IN RESPECT OF THE NEW BONDS

     The  institution  responsible  for  centralising  paying agency services in
     respect  of  the  issue  (payment  of  accrued   interest,   redemption  of
     securities)  shall  be  BNP  Paribas  Securities  Services,  GCT,  Immeuble
     Tolbiac,  25 quai  Panhard et Levassor,  75013  Paris,  France as Principal
     Paying Agent  ("PRINCIPAL  PAYING  AGENT") which shall make  available upon request a list of other institutions  which may carry out such service,  to any person (together with the Principal Paying Agent, the "PAYING AGENTS").

     As long as the securities are listed in Paris, there will be a Paying Agent in Paris.

     BNP Paribas  Securities  Services,  Luxembourg  Branch as paying agent will carry out the paying agency services in respect of the issue in Luxembourg.

     Services in respect of the  securities  shall be carried out by BNP Paribas
     Securities Services, appointed by ALSTOM.

     The Issuer may vary or terminate the appointment of any Paying Agent and/or appoint  another  Paying Agent and  additional  or other  Paying  Agents or approve  any change in the office  through  which any  Paying  Agent  acts, provided that there will be at all times (i) a Paying  Agent,  (ii) so long as the New Bonds are  listed on the  Luxembourg  Stock  Exchange,  a Paying
     Agent in  Luxembourg  and  (iii) so long as the New  Bonds  are  listed  on
     Euronext  Paris and the  applicable  rules  require  so, a Paying  Agent in
     Paris.  Any variation,  termination  or appointment  shall only take effect after not more than 45 days' prior notice  thereof shall have been given in accordance  with section 26 ("Notices") and not less than 30 days before or after any due date for payment in respect of  principal  or interest  under any New Bond.

28   JURISDICTION IN THE EVENT OF DISPUTE

     Any  action or  proceedings,  in  connection  with the New  Bonds,  brought against the Issuer may be brought in the  competent  courts  located in the jurisdiction of Paris.

29   PURPOSE OF THE TRANSACTION

     ALSTOM is  undertaking  this  Exchange  Offer to take  advantage of current favourable  market conditions in terms of interest rates and credit spreads to extend the average maturity of the ALSTOM Group's debt.

     Prior to the  Exchange  Offer,  the  repayment  schedule  for  indebtedness
     (including  securitised  receivables)  and the amount of  available  credit facilities as at 30 September 2004 was as follows:

                                      AS AT
                                    SEPTEMBER                                                                  2009/2010
                                      2004      2004/2005    2005/2006   2006/2007   2007/2008    2008/2009    AND LATER
                                    ---------   ---------    ---------   ---------   ---------    ---------    ---------
                                                                      (IN € MILLIONS)

Redeemable preference shares              205                      205

Subordinated Auction Rate Bonds           250                                  250

Subordinated loans (PSDD)               1,320                                                         1,320

Bonds                                     650                                  650

Syndicated loans                          704                                  704

Bilateral loans                           250                       27          33         190

Commercial paper                          429         429

Securitised receivables, net              100         100

Financial debt                            558         118           36          37          39           38          290

Bank overdrafts/other
  facilities/accrued interest             271         216           13           3           3            3           33

TOTAL                                   4,737         863          281       1,677         232        1,361          323
                                    =========    ========    =========   =========   =========    =========    =========
FINANCIAL DEBTS                         3,998

AVAILABLE CREDIT FACILITIES               739

     The  repayment   schedule  for  indebtedness   (including  the  securitised
     receivables) and the amount of available  credit  facilities on a pro forma basis as at 30 September  2004 after giving  effect to the Exchange  Offer, and assuming  that  five-ninths  of the Existing  Bonds (€500  million) are exchanged in the Exchange Offer, would be as follows:

                                      AS AT
                                    SEPTEMBER                                                                  2009/2010
                                      2004      2004/2005    2005/2006   2006/2007   2007/2008    2008/2009    AND LATER
                                    ---------   ---------    ---------   ---------   ---------    ---------    ---------
                                                                      (IN € MILLIONS)

Redeemable preference shares              205                      205

Subordinated Auction Rate Bonds           250                                  111

Subordinated loans (PSDD)               1,320                                                         1,320

Bonds                                     650                                  289                                   500

Syndicated loans                          704                                  704

Bilateral loans                           250                       27          33         190

Commercial paper                          429         429

Securitised receivables, net              100         100

Financial debt                            558         118           36          37          39           38          290

Bank overdrafts/other
  facilities/accrued interest             271         216           13           3           3            3           33

TOTAL                                   4,737         863          281       1,177         232        1,361          823
                                    =========    ========    =========   =========   =========    =========    =========
FINANCIAL DEBTS                         3,998

AVAILABLE CREDIT FACILITIES               739

     The  repayment   schedule  for  indebtedness   (including  the  securitised
     receivables) and the amount of available  credit  facilities on a pro forma basis as at 30 September  2004 after giving  effect to the Exchange  Offer, and assuming that all of the Existing Bonds (€900 million) are exchanged in the Exchange Offer, would be as follows:

                                      AS AT
                                    SEPTEMBER                                                                  2009/2010
                                      2004      2004/2005    2005/2006   2006/2007   2007/2008    2008/2009    AND LATER
                                    ---------   ---------    ---------   ---------   ---------    ---------    ---------
                                                                      (IN € MILLIONS)

Redeemable preference shares              205                      205

Subordinated Auction Rate Bonds           250

Subordinated loans (PSDD)               1,320                                                         1,320

Bonds                                     650                                                                        900

Syndicated loans                          704                                  704

Bilateral loans                           250                       27          33          190

Commercial paper                          429         429

Securitised receivables, net              100         100

Financial debt                            558         118           36          37           39          38          290

Bank overdrafts/other
  facilities/accrued interest             271         216           13           3            3           3           33

TOTAL                                   4,737         863          281         777          232       1,361        1,223
                                    =========    ========    =========   =========    =========   =========    =========
FINANCIAL DEBTS                         3,998

AVAILABLE CREDIT FACILITIES               739

                                    * * * * *

     This  report  on Form 6-K  includes  materials  that make  reference  to an
     Exchange Offer being made by ALSTOM in France,  Luxembourg and Switzerland.
     No copy of this  document  may be  distributed  in the United  States.  The
     Exchange  Offer is not being made,  directly or  indirectly,  in the United
     States and is not  available to persons  located in the United States or to
     U.S. persons.  The securities  referenced herein may not be offered or sold in the United States unless they are registered  under the U.S.  Securities
     Act of 1933,  as  amended  or  exempt  from  registration.  The  securities referenced in these  materials  have not been and are not being  registered under the U.S.  Securities  Act and  neither  ALSTOM  nor any other  person intends  to make a public  offer of  securities  of  ALSTOM  in the  United
     States.

     These materials are not an offer to sell securities or the  solicitation of an  offer  to buy  securities,  nor  shall  there  be any  offer or sale of securities  in any  jurisdiction  in  which  such  offer  or sale  would be unlawful.